

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 28, 2017

Bradley Kersch
President and Chief Executive Officer
Bookedbyus Inc.
1223 Fletcher Way
Port Coquitlam, BC V3C 6B5
Canada

Re: Bookedbyus Inc.
Preliminary Information Statement on Schedule 14C
Filed May 10, 2017
Form 8-K
Filed March 20, 2017
File No. 000-55513

Dear Mr. Kersch:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services